Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 26, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                       FT 8976
                        Digital Gaming Portfolio Series
                                 (the "Trust")
                      CIK No. 1820310 File No. 333-248983
--------------------------------------------------------------------------------



Dear Mr. Cowan:


      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

General
_______

      1. The Staff reiterates its previous comment regarding the words "digital gaming" in the Trust's name and reiterates its view that the Trust should adopt a policy to invest at least 80% of the Trust's net assets in companies whose economic fortunes are significantly tied to digital gaming.

      Response:   In accordance with the Staff's comment, the Trust's name has been changed to "Digital Gaming and Technology Portfolio Series" and the following 80% test has been added to the Trust's prospectus:

      "The Trust will invest at least 80% of its assets in digital gaming companies or technology companies. Digital gaming companies are companies which derive 50% of their revenue from (i) developing software or providing hardware for the entertainment, educational software, or virtual reality/simulation segments of the digital gaming industry, or (ii) providing intellectual property in support of digital gaming, educational software, or virtual reality/simulation segments."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By /s/ Daniel J. Fallon
                                                     ________________________
                                                         Daniel J. Fallon